March 13, 2026

Steve Jones
Senior Executive Vice President and Chief Financial Officer
ScanSource Inc.
6 Logue Court
Greenville , South Carolina 29615

       Re: ScanSource Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2025
           Filed August 21, 2025
           File No. 000-26926
Dear Steve Jones:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2025
(1) Business and Summary of Significant Accounting Policies
Supplier Programs, page 53

1. Here you state "Incentives received from suppliers for specifically identified incremental market development funds are recorded as adjustments to net sales." However on page
       35, you state "Incentives received from suppliers for specifically identified incremental market development funds are recorded as adjustments to selling, general and administrative expenses." Please advise.
(16) Segment Information, page 79

2. Please tell us how your disclosure complies with the requirement to disclose how the chief operating decision maker uses your reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources pursuant to ASC
       280-10-50-29.f. Refer to ASC 280-10-55-47.bb for guidance.
 March 13, 2026
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 or Abe Friedman at 202-551-8298
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services